Peak Appoints Banking Executive Dana Ades- Landy to Its Board of Directors

Montreal, Quebec--(Newsfile Corp. - January 29, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has added former banking executive, Dana Ades-Landy to its Board of Directors.

Ms. Ades-Landy has over 25 years of experience in strategic development, governance and advocacy in the banking and financial services sector. She is currently in her second tour of duty with the National Bank of Canada where she works with the bank's special loans group, managing a diverse portfolio of commercial and corporate clients while providing coaching and mentoring to the group's less seasoned members. She first worked at the National Bank of Canada from 1993 to 2004 occupying various management and executive positions, culminating with the position of Vice-President, Credit Risk and Specialized Products.

Ms. Ades-Landy spent 3 years at KPMG as a Senior Vice-President and Associate providing the firm's corporate clients with advice in the fields of insolvency, restructuring, turnaround, and business revitalization. She left KPMG in 2006 and went on to spend the following 10 years holding Senior Vice-President and Vice-President positions at the Laurentian Bank of Canada and Scotia Bank, respectively, before serving as CEO of the Quebec chapter of the Heart and Stroke Foundation of Canada from 2016 to August 2020.

Ms. Ades-Landy currently serves on the board of several high-profile organizations, including Alithya Group Inc., a TSX and NASDAQ listed company and leader in digital transformation and strategy, as well as BFL Insurance, the largest private insurance brokerage in Canada, where she chairs the audit committee. Until just recently, she was also a director and chair of the audit committee at Canada Mortgage and Housing Corporation (CMHC), The CMHC is Canada's largest Crown Corporation with assets in excess of $270B. Its primary roles are to provide mortgage liquidity and mortgage insurance, assist in affordable housing development, and provide advice to the Canadian government and the housing industry. Ms. Ades-Landy is also a well-known advocate for the advancement of women in business. She was the president and chair of the AFFQ (Financial Women's Association of Quebec) for 10 years and has been recognized for her dedication to women causes by the Women's Executive Network, which named her as one of Canada's Top 100 Most Powerful Women in both 2007 and 2009.

Dana Ades-Landy holds a Bachelor of Science degree in Microbiology & Immunology from McGill University and a Master of Business Administration in Finance/Accounting from Concordia University. She will Chair Peak's governance committee, a role which will see her get to work immediately as the Company continues to prepare to have its common shares listed and traded on the NASDAQ stock exchange.

Granting of Stock Options

Pursuant to the appointment of Ms. Ades-Landy to its board of directors, Peak issued 50,000 stock options to Ms. Ades-Landy. The options are good for 5 years, vest over a 2-year period and have an exercise price of $2.70.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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